DLA Piper LLP (US)
51 John F. Kennedy Parkway, Suite 120
Short Hills, NJ 07078-2704
www.dlapiper.com

Emilio Ragosa
emilio.ragosa@dlapiper.com
T 973.307.3004
F 973.215.2804

Partners Responsible for Short Hills Office:
Andrew P. Gilbert
Michael E. Helmer

October 23, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:   Tim Buchmiller

Re:                             Valeritas Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 15, 2018

File No. 333-226958

Dear Mr. Buchmiller:

This letter is submitted on behalf of Valeritas Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 , filed October 15, 2018 (“Amendment No. 2”), to the Company’s Registration Statement on Form S-1 (File No. 333-226958) filed on August 21, 2018 (the “Registration Statement”), as set forth in your letter dated October 23, 2018 addressed to John E. Timberlake, Chief Executive Officer of the Company (the “Comment Letter”), as a follow-up to the Company’s response letter which was filed with the Commission on September 25, 2018, responding to a verbal comment provided by the Staff on September 20, 2018, which was a follow-up to the Company’s response letter dated September 7, 2018, which was filed with the Commission in response to the Staff’s comment letter dated September 5, 2018.

The Company is concurrently filing its Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the comments in the Comment Letter have been italicized and reproduced herein with the Company’s response.   All capitalized terms

used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed October 15, 2018

Recent Developments, page 2

1.                                      Please tell us why you believe it is appropriate to present only revenue and gross margin from your third quarter operating results. See Regulation S-K Item 10(b)(2). Also provide us your analysis of whether presenting only cash and cash equivalents will permit investors to draw appropriate conclusions regarding your financial condition.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has reviewed Regulation S-K Item 10(b)(2) in relation to its disclosure on page 2 of Amendment No. 2. The Company does not believe that the estimated third quarter operating results are projections covered by Item 10(b)(2), but instead are estimates of the Company’s actual operating results. That said, the Company has reviewed its disclosure in light of Item 10(b)(2).  Specifically, given the Company’s particular circumstances, the Company believes that revenue and gross margin, which is a measurement of gross profit as a percentage of revenues, are more appropriate metrics for an investor’s review of the Company’s financial position than net income. Similarly, the Company believes that the presentation of cash and cash equivalents are appropriate estimates for investors to draw their own appropriate conclusions regarding the Company’s financial condition.  Revenue, gross margin and cash are often the three financial numbers that investors and analysts are most focused on when reviewing the Company, and it is for that reason that the Company is providing preliminary estimates for these numbers after the end of the previous financial period, but before the full results of its operations have been published.  Furthermore, the Company does not currently have an estimated net income (loss) to include at this time, but acknowledges that the Company does not expect any material change in expenses and net income from those reported in the Company’s second quarter operating results, and therefore presentation of estimated revenues and gross profit would not lead investors to make misleading inferences of the Company’s financial condition.

Revenue, page 62

2.                                      We note your disclosure that you entered into an agreement with a research organization to begin the device registration process in China. In an appropriate section of your prospectus, please disclose the process for obtaining approval to market the product in China, including the material hurdles that remain to obtaining approval. Also include any appropriate risk factors.

Response:

The Company acknowledges the Staff’s comment.  The Company did not previously include this disclosure because the Company believes that its business prospects in China are too distant at the current time to be material to the Company at this stage.  However, the Company believes that the disclosure is helpful, and accordingly, it has provided disclosure on page 111 of Amendment No. 3 as requested to set forth the process for obtaining approval to market the Company’s product in China, and it has included an appropriate risk factor on page 43 of Amendment No. 3.

Exhibits

3.                                      Please provide the exhibit required by Regulation S-K Item 601(b)(101).

Response:

The Company acknowledges the Staff’s comment and has filed the exhibit required by Regulation S-K Item 601(b)(101) as Exhibit 101 to Amendment No. 3.

*  *  *

[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 307-3004.

Sincerely,

DLA Piper LLP (US)

/s/ Emilio Ragosa

Emilio Ragosa
Partner

Enclosures

cc:                                John E. Timberlake, Valeritas Holdings, Inc.